EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Herzfeld Credit Income Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$1,881,528.56	(1)	$0.0001381	$259.84	(2)
Fees Previously Paid	—			—
Total Transaction Valuation	$1,881,528.56	(1)
Total Fees Due for Filing				$259.84	(2)
Total Fee Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$259.84	(2)

(1)

Calculated as the aggregate maximum purchase price for common stock, based upon the net asset value per share as of August 31, 2026, of $19.13. This amount is based upon the offer to purchase up to 100,886 common stock, par value $0.001 per share, of Herzfeld Credit Income Fund, Inc.

(2)

Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation, pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2026.